
Inter-American
Development Bank

SEC
Mail Processing
Section

APR 15 2019

Washington DC
415

File No. 83-1
Regulation IA
Rule 3

CORRECTED COPY
(Includes Corrected Exhibit B)

April 8, 2019

File Desk
United States Securities
 and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ladies & Gentlemen:

I hereby enclose two (2) copies of a Report, dated April 8, 2019 of the Inter-American Development Bank (the "Bank"), being filed pursuant to Rule 3 of Regulation IA, with respect to an issuance of securities under the Bank's Global Debt Program pursuant to the Prospectus dated January 8, 2001 and the Pricing Supplement dated April 8, 2019.

Sincerely yours,

Alessandro Macrì
Chief Counsel
Corporate Legal Affairs Division

Enclosures